Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

December 23, 2009

Via Facsimile

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop
Washington D.C., 20549-7010

Attention:  Pamela A. Long

Re:           QE Brushes, Inc.
Pre-effective Amendment 6 to Registration Statement on Form S-1
Filed December 11, 2009
File No.  333-157970

Dear Ms. Long:

We write on behalf of QE Brushes, Inc., (the “Company”) in response to Staff’s letter of December 22, 2009, by Edward M. Kelly, Senior Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, Amendment No. 6, filed December 11 , 2009, (the Comment Letter”).  On behalf of the Company, we are providing this response to the Comment Letter.  The Company has filed with the Commission via the EDGAR system, an amended registration statement on Form S-1/A, Amendment No. 7 (the “Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.
We note changes made in the registration statement that are not indicated in the marked or redlined version of the document. For example, refer to the second and third paragraphs of the risk factor “Because we will be forced to rely on third party manufacturers and raw material suppliers…” on page 11 and third paragraph of the risk factor “The complexity of our Product may lead to errors, defects, and bugs…” on page 12. Please comply with the requirements of Rule 310 of Regulation S-T in any subsequent pre-effective amendment to the registration statement.

In response to this comment, the Company will comply with the requirements of Rule 310 of Regulation S-T.

Summary, Page 6

2.
Disclosure in pre-effective amendment 5 to the registration statement had indicated that QE Brushes recently decided to obtain a new mold to increase the bristle softness on all of its prototype toothbrushes. Revised disclosure here and elsewhere indicates that QE Brushes recently decided to modify only its small toothbrush mold. Explain why QE Brushes has now decided not to modify its large toothbrush mold to increase the bristle softness.

In response to this comment, the Company revised the disclosure to indicate that the large mold did not have the stiff bristle arms and needed no modification.  We further expanded disclosure to update the status with the small toothbrush mold.

Locate Suitable Manufacturing, page 35

3.
Disclosure that QE Brushes “recently decided to obtain a new modify the small mold to increase the bristle softness on our toothbrushes” appears inconsistent with disclosure on page 5 and elsewhere that the large toothbrush has been finalized and is ready for production. Please reconcile the disclosures.

In response to this comment, the Company has reconciled its disclosures.

Note 2. Going Concern, page F-5

4.
Disclosure that the manufacturer is making an injection mold for three sizes of toothbrushes and that the 15, 000 toothbrushes will be make into 5,000 toothbrushes for each of these three sixes is inconsistent with disclosure on page 11 and elsewhere that management has decided that there was no need for a medium size toothbrush and that the manufacturer will make 7,500 small toothbrushes and 7,500 large toothbrushes instead of the 5,000 toothbrushes each for the small, medium and large pets. Please reconcile the disclosures.

In response to this comment, the Company has reconciled the disclosures.

Exhibit Index

5.
Refer to prior comment 4. We are unable to locate an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T. Please revise. Also, as requested previously, include a caption or heading such as “Exhibit Index” for the exhibit index.

The exhibit index has been inserted immediately before the exhibits and is identified by the heading “Exhibit Index”.

Sincerely,

Cane Clark LLP

/s/Scott P. Doney
Scott P. Doney

*Also licensed in California, Washington and Hawaii;
^Also licensed in Colorado and District of Columbia Bars